Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC V7W 2J5

February 1, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Tia L. Jenkins

Dear Madame:

Re:	Form 10-K for Fiscal Year Ended December 31, 2011
Definitive 14A Filed April 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
File No. 000-21777

This letter is in response to the SEC comment letter dated December 18, 2012. The paragraph numbering or the below responses corresponds to the numbering in the SEC comment letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

1.

The Company will in future filings separately disclose and discuss the Company’s exploration expenses and general and administrative expenses. A draft disclosure of our planned revisions is as follows:

Results of Operation

The following are the results of operation for the year ended December 31, 201X

The Company had no revenue from operations.

The main components of our operations for the years presented are:

For the year ended	December 31, 2011	December 31, 2010

General and administrative expenses	$(1,112,844)	$(825,994)

Exploration expenses	(2,407,932)	(2,464,742)
Asset impairment loss	(938,770)	(133,436)
Adjustment to asset retirement obligation on changes in cash flow estimates	-	-
Accretion expense	(33,667)	(15,981)
Change in fair value of derivative liability	1,213,913	(6,575,406)
Interest income	48,659	31,633
Net loss	(3,230,641)	(9,983,926)

The Company incurred general and administrative expenses of $1,112,844 for the year ended December 31, 2011 (2010 - $825,994). Costs were higher by $286,850 for the year ended December 31, 2011 when compared with 2010.

Significant general and administrative expenses incurred related to $270,114 accounting and audit fees (2010 - $174,678) due to more stringent review requirements introduced by the authorities, and $37,678 foreign exchange loss (2010 - $353,516 foreign exchange gain) due to the weaker Canadian dollar.

The Company incurred exploration expenses of $2,407,932 for the year ended December 31, 2011 (2010 - $2,464,742). Costs were marginally lower by $56,807 for the year ended December 31, 2011 when compared with 2010 due to lesser permitting charges incurred.

Mineral Property and Exploration Costs

2.

The Company received key permits in the fiscal 2012 year. Prior to receiving those permits, we determined there existed to much uncertainty with respect to recovering on the mineral property rights expenditures, and had therefore impaired such expenditures. Since there was no change in whether the permit would be received or not as at December 31, 2011, any costs related to the mineral property rights expenditures for that period were impaired as were any mineral property expenditures costs prior to fiscal 2011.

Since the permit was received in Fiscal 2012, such mineral property rights expenditures will be shown as capitalized in future filings. We will include disclosure in our future filings outlining the change in the nature of the mineral property rights expenditures pre and post permit. The draft of the proposed future disclosure is as follows:

Mineral Property and Exploration Costs

In July 2012, the Company received notice that it had met all remaining major conditions of the conditional use permits for the Company’s Soledad Mountain Project. As a result, Management made the decision to begin capitalizing all expenditures related to Soledad Mountain Project. Refer also to Note 7 Mineral Properties of the Interim Consolidated Financial Statements for a more detailed discussion. Prior to July 2012, there was uncertainty with respect to whether or not the Company would receive the conditional use permits for the Soledad Mountain Project so that the project may move into the development phase. As a result, all amounts expended on mineral property rights were impaired in the period in which they were incurred.

Controls and Procedures

3.

The Company has revised the disclosure to address management’s assessment of the effectiveness of our internal control over financial reporting as of the year ended December 31, 2011. The revised disclosure is provided below, as well as in the draft amended Form 10/K accompanying this letter.

Item 9A. Controls and Procedures.

Disclosure controls and procedures. Pursuant to Rule 13a-15(b) under the Exchange Act, GQM’s management has evaluated, under the supervision and with the participation of our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of the end of the period covered by this report. This evaluation included consideration of various processes and procedures to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to the Company’s management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2011, as a result of the material weaknesses described below, our disclosure controls and procedures were not effective. Due to these material weaknesses in preparing our consolidated financial statements for the year ended December 31, 2011, we performed additional procedures to ensure that our consolidated financial statements were fairly presented in all material respects in accordance with U.S. generally accepted accounting principles.

Management’s report on internal control over financial reporting. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and circumvention or overriding of controls and therefore can provide only reasonable assurance with respect to reliable financial reporting. Furthermore, the effectiveness of an internal control system in future periods can change with conditions.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation and audit of our consolidated financial statements for the year ended December 31, 2011, we identified the following material weaknesses existed as of December 31, 2011:

•

We did not maintain effective controls over the financial statements closing process or the timeliness of review and preparation of financial statements and other reporting documents and inconsistency of foreign exchange rate used in translation.

•	We did not maintain effective controls over the daily cash management and proper approval over the general and administrative and capital expenditures.

These control weaknesses resulted in re-filing the unaudited consolidated interim financial statements for each of the quarters ended June 30 and September 30, 2011. The annual report for the year ended December 31, 2010 because the Company did not file with the SEC the Definitive Proxy Statement on Schedule 14A deemed incorporated into the Annual Report of the Company on Form 10-K, on or before the deadline for incorporation of such documents into the Company’s Form 10-K. In addition, the material weaknesses also resulted in audit adjustments to the following accounts: mark-to-market expenses (gain) for derivative liabilities and derivative liabilities, accretion expenses and asset retirement obligations.

Accordingly, the Company’s management has determined these control deficiencies constitute material weaknesses and as a result management has concluded that the internal controls over financial reporting are not effective as of December 31, 2011.

Our independent registered public accounting firm, BDO Canada LLP, has issued reports on its assessment of our internal control over financial reporting and our consolidated financial statements that are included in Item 8 of this Annual Report on Form 10-K. The reports contain an explanatory paragraph regarding the Company’s ability to continue as a going concern and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

Remediation of Material Weaknesses. The Company is evaluating remediation plans to address material weaknesses as may be appropriate for the size of operations and staffing of the Company, and that can be implemented in a cost effective manner. In doing so, the Company is currently completing the following steps:

1.	Reviewing the financial statement preparation and review process to ensure roles and responsibilities are clearly defined and understood;
2.	Review the closing process for the accounting and financial statements to identify specific areas of weakness and address as necessary; and
3.	Develop a chain of command and a process for approving general and administrative and capital expenditures.

Changes in Internal Control. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, with the exception that a new chief financial officer was appointed in May of 2011.

Signatures

4.	The Company will include in the amended Form 10-K a revised the signature page to identify the principal accounting officer. A copy of the draft amended Form 10-K accompanies this letter.

Financial Statements
Report of Independent Registered Public Accounting Firm

5.	The Company’s auditors have advised us that they will remove the reference to the work of other auditors whose report is dated July 12, 1996 from their auditor’s report in future filings.

Statements of Loss and Comprehensive Loss

6.	The Company confirms that in future filings it will separately disclose exploration expenses on the face of our statement of operations.

Notes to Financial Statements
Note 3 – Mineral Properties

7.

We confirm that in our future filings we will revise the disclosure to clarify our accounting for the mineral rights. We also confirm that under ASC 805-20-55-37, mineral rights are initially capitalized when purchased. Each quarter management assesses the carrying value for impairment. If proven and probable reserves are established, it has been determined that a mineral property can be economically developed, all permits have been received and the Company has the resources to develop the mineral property, the carrying value will be amortized using the units-of- production method over the estimated production of the proven and probable reserves. The mineral rights’ carrying value was assessed for impairment under ASC Topic 360-36-10-35-20. Based on the material uncertainty of whether the company would obtain the necessary permits and obtain the financing at December 31, 2011, the mineral rights were impaired.

The revised disclosure will follow the draft disclosure provided in section 2 above.

8.

We will in future filings revise the tabular disclosure to remain consistent with our policies for mineral properties and exploration and development expenditures. We will remove the table in future filings and only include a table to detail any capitalized values in mineral properties.

9.

We will modify our presentation in future filings to be consistent with ASC 360-10-35-20 which will reflect the new cost basis. As stated in the guidance, any impairment loss against the carrying value of the expenditures shall be its new cost basis. It was management’s intent not to reverse any impairment loss if facts or circumstances change. As noted above, we will edit the table in future filings and include a table to detail any capitalized values in mineral properties.

The draft disclosure proposed for future filings is as follows:

3. Mineral Properties

The Company formerly capitalized amounts that were paid to acquire mineral property interests (“mineral properties”) and expensed those amounts for professional services rendered in the exploration, drilling, sampling, engineering and other related technical, managerial and professional services toward the evaluation and development of its Property. The Company has expended an amount of $32,155,725 (2010 - $30,951,041) on the property since inception and due to uncertainties around obtaining the necessary permits on the property has not begun capitalizing such costs for the year ended December 31, 2011.

	2011	2010
Mineral properties	$7,010,158	6,071,388
Advance minimum royalty	3,714,626	3,482,379
Asset retirement obligations	415,435	381,768

Impairment loss	(11,140,217)	(9,935,535)
Total	$-	$-

Definitive 14A filed April 27, 2012

Security Ownership of Management

10.

The Company confirms that in future proxy statement filings it will include in the table the number of shares issuable upon exercise of options, and clarify footnote 1, as per Item 403 of Regulation S-K and Rule 3b-3.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Financial Statements
Notes to Financial Statements
Note 7 – Mineral Properties

11.

The Company confirms that in future filings it will make clear the components of the final balance as of the balance sheet date, including any new cost basis as the result of impairments. A draft disclosure of the proposed changes is as follows:

	Total	Exploration	Development
		Expenditures	Expenditures
Balance, December 31, 2011	$-	$-	$-
Expenditures during the year:
Advanced minimum royalties	86,167	(73,167)	13,000
Asset retirement obligations	25,248	(16,832)	8,416
Engineering/consulting	1,040,054	(685,274)	354,780
Geology/drilling	38,834	(12,805)	26,029
Permitting/environmental	335,776	(246,652)	89,124
Site maintenance	111,515	(76,138)	35,377
Other direct costs	191,869	(117,721)	74,148
Deferred exploration and development expenditures,
end of the period	$1,829,463	$(1,228,589)	$600,874

Mineral properties	198,904	(172,914)	25,990

September 30, 2012	$1,916,952	$(1,401,503)	$626,864

12.

When assessing whether capitalization is appropriate or expensing, the Company considered what stage the Company was at with the new approval received July 2012 – Exploration Stage or Development Stage. In determining its stage, the Company looked to the following references:

1.	SEC’s Industry Guide 7 (“G7”);
2.	FASB ASC 915 (“ASC 915”) – Development Stage Entities; and
3.	FASB ASC 360 (“ASC 360”) – Property, Plant and Equipment

In reviewing the guidance provided by these documents, the following definitions were identified for Exploration Stage and Development Stage companies:

Exploration Stage – includes all issuers engaged in the search for mineral deposit (reserves) which are not in either the development or production phase (“G7”).

Development Stage – includes all issuers engaged in the preparation of an established commercially minable deposit (reserves) for its extraction which are not in the production stage (G7).

ASC 915 adds additional substance to the definition with the following:

“A company is considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions are present:

1.	Planned principal operations have not started; or
2.	Planned principal operations are underway but have not yet generated any significant revenue.

Typically, a development stage company will spend most of its time and efforts in planning, raising capital, exploring and developing natural resources, research and development, establishing supply sources, acquiring operating assets, developing markets, and starting up production.”

Given the above guidance, the following facts were looked at that pertain to the Company:

1.	The Company has received all the required approvals and permits needed to begin Project development;
2.	The Company has completed a feasibility study that shows positive cash flows on an undiscounted and discounted basis;
3.	The feasibility study provided estimates of Proven and Probable reserves;
4.	Management is seeking financing to fund construction;
5.	Management is concurrently evaluating other available options; and
6.	The Company has the funds to ensure properties and permits remain in good standing.

Looking at the facts outlined above, the key factors in assessing whether or not to expense or to capitalize future exploration and developments costs is the fact the Company has proven and probable reserves, has the approvals from Kern County to proceed to production and Management has made the decision to continue moving forward with the Project.

Given these facts, Management had determined that the Company has moved to the Development Stage and as such the Company proceeded with the capitalization of exploration and development costs directly related to the project. All costs are reviewed when incurred to determine whether or not the expenditure provides a future benefit to the Company and if so, is capitalized. Any costs deemed not to further the Soledad Mountain Project and provide a future benefit to the Company, are expensed in the period incurred.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

13.

In response to comment 13 under the heading Form 10-Q for Fiscal Quarter Ended September 30, 2012 – Management’s Discussion and Analysis of Financial Condition and Results of Operation, there are no contractual obligations the Company has that would be required to be disclosed. For future filings, the Company will insert a statement disclosing the fact there are no contractual obligations to disclose.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Lutz Klingmann, President at 604.921.7570 (mintoexpl@telus.net), or Mr. Edward Mayerhofer, legal counsel at 604.331.9543 (elm@mortonlaw.ca) should you wish to discuss any of the above responses.

Yours truly,

GOLDEN QUEEN MINING CO. LTD.

Per: /s/ H. Lutz Klingmann

H. Lutz Klingmann, President